(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 001-13616 CUSIP NUMBER 86211A

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STORAGE COMPUTER CORPORATION

Full Name of Registrant

Former Name if Applicable

11 Riverside Street

Address of Principal Executive Office (Street and Number)

Nashua, New Hampshire 03862

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 cannot be filed within the prescribed time period because we have recently appointed a new Chief Financial Officer and changed our certifying accountants and, as a result, we are experiencing delays in the completion and audit of our financial statements for the fiscal year ended December 31, 2003 and in the collection of certain information required to be included in the Form 10-K. We expect to file the Form 10-K as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Cautionary Note Regarding Forward Looking Statements

Statements made in this Form 12b-25, as well as statements made us in periodic filings with governmental entities, press releases and other public communications, that reflect management’s current assumptions and estimates of future performance may contain forward-looking statements to future events or future financial performance that involves risks and uncertainties. These statements are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our most recent reports on Forms 10-K and 10-Q.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. O’Donnell (Name)	(603) (Area Code)	880-3005 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the earnings statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 will reflect revenues significantly lower than for the fiscal year ended December 31, 2002 and a cash position at December 31, 2003 significantly lower than at December 31, 2002. We also expect that the earnings statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 will reflect an operating loss significantly lower than for the fiscal year ended December 31, 2002.

Set forth below are our Total Revenue and Operating Loss for the fiscal year ended December 31, 2002 and our Cash and Cash Equivalents at December 31, 2002 (each as reported on our Annual Report on Form 10-K for such fiscal year) and our current estimates of the same items for the fiscal year ended, and at, December 31, 2003 (as we anticipate reporting on our Form 10-K for such fiscal year, but recognizing that such items are subject to change during the course of audit):

	12/31/03	12/31/02
Revenue	$1,050,000	$5,372,110
Operating (Loss)	($4,700,000)	($27,596,076)
Cash and Cash Equivalents	$70,000	$2,680,599

STORAGE COMPUTER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004	By:	/s/ MICHAEL J. O’DONNELL
Name: Michael J. O’Donnell Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).